Exhibit 23.1

Consent of Independent Public Accountants

Board of Directors
Gold Banc Corporation, Inc.:

          We consent to the incorporation by reference in the registration statements (Nos. 333-74594, 333-80751, 333-78871 and 333-34152) on Form S-8 of Gold Banc Corporation, Inc. of our report dated March 5, 2004, except as to Note 25, which is as of March 10, 2004, relating to the consolidated balance sheets of Gold Banc Corporation, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period then ended, which report appears in the Annual Report on Form 10-K for the year ended December 31, 2003 of Gold Banc Corporation, Inc. Our report refers to a change in the method of accounting for goodwill and other intangible assets in 2002 and the sale of CompuNet Engineering, Inc. in 2004.

/s/ KPMG LLP
Kansas City, Missouri
March 11, 2004